ALLEGIANT FUNDS
                                 760 Moore Road
                       King of Prussia, Pennsylvania 19406

May 26, 2009


VIA EDGAR TRANSMISSION
----------------------

Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549

         Re:      Allegiant Funds (the "Trust") -
                  Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14 (File No. 333-158396)
                  --------------------------------------------

Ladies and Gentlemen:

         Pursuant to Rule 461 under the Securities Act of 1933, we hereby request that the effective date of the above-referenced Pre-Effective Amendment to the Trust's Registration Statement on Form N-14 (the "Pre-Effective Amendment") be accelerated so that the Pre-Effective Amendment may be declared effective on May 28, 2009 or as soon thereafter as practicable.

         Thank you for your consideration of this request. Should questions arise in conjunction with this request, or if there is any way we can be of assistance in expediting the processing of this request, please call Michelle Lombardo, Esq. at (215) 988-2867.


                                            Very truly yours,

                                            Allegiant Funds

                                            By:  /s/ Audrey C. Talley
                                                 --------------------
                                                 Name: Audrey C. Talley
                                                 Title: Secretary


                                            Professional Funds Distributor, LLC

                                            By: /s/ Jennifer Devalerio
                                                --------------------
                                                Name:  Jennifer DeValerio
                                                Title:  Vice President

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                           Drinker Biddle & Reath LLP
                                One Logan Square
                             18th and Cherry Streets
                      Philadelphia, Pennsylvania 19103-6996
                                  215-988-2700
                                Fax: 215-988-2757
                              www.drinkerbiddle.com


May 26, 2009

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:      Allegiant Funds (the "Trust")
         1933 Act Registration No. 33-00488
         1940 Act Registration No. 811-04416
         File No. 333-158396
         -------------------

Ladies and Gentlemen:

         On behalf of the Trust, attached for filing under the Securities Act of 1933 (the "1933 Act") is the Trust's Pre-Effective Amendment to its Registration Statement on Form N-14 (the "N-14"). The N-14 relates to the proposed acquisition of the assets and liabilities of the Allegiant Small Cap Growth Fund and the Allegiant Multi-Factor Mid Cap Growth Fund by another series of the Trust, the Allegiant Multi-Factor Small Cap Growth Fund.

         This Pre-Effective Amendment incorporates the Trust's responses to the Commission's comments as filed in the Trust's correspondence filings to the SEC on May 13 and May 20, 2009. We are also filing along with this Pre-Effective Amendment the Trust's request for acceleration for an effective date of May 28, 2009 or as soon as practicable thereafter. The Trust will work with the staff toward this goal.

         Questions and comments concerning this filing may be directed to the undersigned at 215-988-2867.

                                                     Very truly yours,

                                                     /s/ Michelle M. Lombardo
                                                     ------------------------
                                                     Michelle M. Lombardo